UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Archipelago Learning, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03956P102
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03956P102	13G	Page	2	of	6 Pages

1	NAME OF REPORTING PERSON Cameron Chalmers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) : ☐
	(b) : ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,538,041

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,538,041

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,538,041

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8%*

12	TYPE OF REPORTING PERSON

	IN
*       Based upon 26,349,790 shares of Common Stock issued and outstanding as of November 5, 2010.

Item 1(a). Name of Issuer:
Archipelago Learning, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
c/o Archipelago Learning, Inc.
3232 McKinney Avenue, Suite 400
Dallas, Texas 75204
Item 2(a). Name of Person Filing:
Cameron Chalmers
Item 2(b). Address of Principal Business Office:
c/o Archipelago Learning, Inc.
3232 McKinney Avenue, Suite 400
Dallas, Texas 75204
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.001 per share.
Item 2(e). CUSIP Number:
03956P102
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)  ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)  ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)  ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)  ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)  ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)  ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
          Act of 1940 (15 U.S.C. 80a-3);
(j)  ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.

Page 3 of 6 Pages

Item 4. Ownership:
(a) Amount beneficially owned: See Item 9 of cover page.
(b) Percent of class: See Item 11 of cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:
See Items 5-8 of cover page.
Item 5. Ownership of 5% or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than 5% on Behalf of Another Person:
             Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company or Control Person:
             Not applicable.
Item 8. Identification and Classification of Members of the Group:
             Not applicable.
Item 9. Notice of Dissolution of Group:
Cameron Chalmers was a party to a Voting Agreement, dated as of November 19, 2009, with Providence Equity Partners V L.P., Providence Equity Partners V-A, L.P. (together, the “Providence Parties”), David Muzzo, MHT-SI, L.P. and Archipelago Learning, Inc. The Voting Agreement contained provisions restricting the ability of Cameron Chalmers, along with David Muzzo and MHT-SI, L.P. (together, the “Other Parties”) to vote for directors other than those specified in the agreement with respect to 50% of their common stock, and the ability of the Providence Parties to vote for directors other than those specified in the agreement with respect to all of their common stock.

Page 4 of 6 Pages

The Voting Agreement expired in accordance with its terms on May 17, 2010. All further filings with respect to transactions in the common stock of Archipelago Learning, Inc. will be filed, if required, by Cameron Chalmers, the Providence Parties and the Other Parties, in their individual capacities.
The reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 10 . Certification:
Not applicable.

Page 5 of 6 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011
CAMERON CHALMERS

/s/ Cameron Chalmers